SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

     Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated August 9, 2005 informing of the approved financial statements and other documentation corresponding to the six-month period ended as of June 30th, 2005.

Item 1

Telefónica Holding de Argentina S.A.

Buenos Aires, August 9th, 2005

Messrs.
Bolsa de Comercio de Buenos Aires

Ref.: Information of Section 63 Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on August 8th, 2005 approved financial statements and other documentation corresponding to the six-month period ended as June 30th, 2005.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss):

	- Ordinary Income (Loss)	$92
	- Extraordinary Income (Loss)	$-

2)	Breakdown of Shareholders’ Equity by item and amount:

		- Capital Stock (par value)	$407 (a)
		- Capital Stock Adjustment	$486
		- Premium on Common Stock	$172
		- Other Contributions	$19
		- Legal Reserve	$71
		- Retained earnings – loss	$(2,175)

		Total Shareholders’ Equity	$(1,020)

	(a)	Includes $2 pending authorization of public offering.

3)	The impact of the peso appreciation on the consolidated net monetary position in foreign currency amounted to a $150 million profit during the six-month period ended as of June 30th, 2005.

4)	Find below the Company’s Capital Stock composition:

Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Class B Common Shares pending Issue and Authorization to Public Offering (1 vote)	Company’s Capital Stock
30,427,328 (7.52% of capital stock)	374,302,032 (92.48% of capital stock)	2,000,000	406,729,360

Telefónica Holding de Argentina S.A.

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder of the Company, TELEFÓNICA INTERNACIONAL S.A. (TISA). Furthermore, notice that TISA belongs to Grupo TELEFONICA S.A.

Shareholder	Address	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)
TELEFÓNICA INTERNACIO NAL S.A.	Gran Vía 28 28013 Madrid - Spain	30,427,328 (7.52% of capital stock)	374,128,147 (92.43% of capital stock)

Business Group Composition:

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of June 30th, 2005.

Shareholder	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	-----------------	173,885 (0.046% of Class B Common Shares)	173,885	0.043%

Best regards,

Claudia Ferreyra	Pablo Llauro
Accounting Manager	Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	August 11, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel